Exhibit 99.6

CONSENT OF NEIL J. MIOTTO

I hereby consent to the references to, and information with respect to, me in my capacity as a proposed member of the Board of Directors of GigOptix, Inc., the Registrant, wherever such references and information appear in the Registration Statement, including the proxy statement/prospectus constituting a part thereof, and all amendments thereto.

/s/ Neil J. Miotto
Neil J. Miotto

August 29, 2008